Entrex
Phone: (877) 4ENTREX
(561) 465-7580

150 East Palmetto Park
Boca Raton, FL 33432
www.Entrex.Market

FOR IMMEDIATE RELEASE

Entrex Oil and Gas Market Announces LOI
Executed with ReoStar Energy Corp (OTC: REOS)

Boca Raton, FL. February 17, 2021: Entrex (OTC: UNSS) (https://Entrex.Market) is pleased to announce that the Entrex Oil and Gas Market has finalized the execution for the letter of intent to merge Oil and Gas private company production into REOS.

"Our mission is simplifying private company capital access; when we compared the speed to market of a new company and filings - versus a merger to assemble cash-flowing oil and gas production - we saw the costs, benefits and speed much faster through this merger than alternatives available" said Stephen H. Watkins CEO of the Entrex Oil and Gas Market.

Rich French, Business Development of the Entrex Oil and Gas Market suggests: "As the multitude of private oil and gas companies commit production through the market – we needed a simple path to capital access for all.   Together we see this as a win-win for both companies and investors to acquire yield – while having access to liquidity and potentially capital appreciation opportunities".   "We believe the REOS shareholders will see the benefit of the cash-flowing companies, quarterly payments and liquidity.   It is a unique opportunity to have public capital access a diversified basket of private oil and gas company's production".

Peter H. Koch, CEO of ReoStar Energy Corp., commented "The Entrex team offered a unique opportunity to the REOS shareholders which brings their market leadership together with REOS to create a win-win for the shareholders, Entrex and the private companies and capital they serve.".

A narrated video on the structure can be seen here (LINK)

About Entrex:

Entrex (OTC: UNSS) was founded in 2001 as a "capital market system for entrepreneurial companies". Today Entrex creates regulatory compliant niche capital market systems which support regulated market constituents to originate, structure, place, trade, settle and service securities of entrepreneurial companies. Working together with industry sector leaders and regulated market constituents the Entrex platforms allows investors to find, research, track, manage, and trade entrepreneurial securities whether geographic (www.EntrexFloridaMarket.com), sector or commodity (www.EntrexCarbonMarket.com) focused. www.Entrex.Market

Forward Looking Statements:

This press release includes statements of the Company's expectations, intentions, plans and beliefs that constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are intended to come within the safe harbor protection provided by those sections. These statements, which involve risks and uncertainties, relate to the discussion of the Company's business strategies and its expectations concerning future operations, margins, sales, new products and brands, potential joint ventures, potential acquisitions, expenses, profitability, liquidity and capital resources and to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These also include statements relating to the anticipated benefits of the announced transaction between the Company and Entrex. These statements include any statement that does not directly relate to a historical or current fact. You can also identify these and other forward-looking

statements by the use of such words as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "thinks," "estimates," "seeks," "predicts," "could," "projects," "potential" and other similar terms and phrases, including references to assumptions. These forward looking statements are made based on expectations and beliefs concerning future events affecting the Company and are subject to uncertainties, risks and factors relating to its operations and business environments, all of which are difficult to predict and many of which are beyond its control, that could cause its actual results to differ materially from those matters expressed or implied by these forward looking statements. These risks include the Joint Venture's ability to successfully pursue its business plan, the possibility that the Company's equity interest in the Joint Venture may be diluted as a result of capital raises by the Joint Venture, the possibility that Entrex may have the right to repurchase the previously contributed assets for nominal consideration, the Company's ability to develop and commercialize new technologies, the Company's history of losses and expectation of further losses, its ability to expand its operations into blockchain technologies, its ability to develop or acquire new brands, the success of its marketing activities, the effect of competition in its industry and economic and political conditions generally, including the current economic environment and markets. More information about these and other factors are described in the reports the Company files with the Securities and Exchange Commission, including but not limited to the discussions contained under the caption "Risk Factors." When considering these forward-looking statements, you should keep in mind the cautionary statements in this press release and the reports the Company files with the Securities and Exchange Commission. New risks and uncertainties arise from time to time, and the Company cannot predict those events or how they may affect it. The Company assumes no obligation to update any forward-looking statements after the date of this press release as a result of new information, future events or developments, except as required by the federal securities laws.

For further information:

Stephen H. Watkins
Entrex Carbon Market
(561) 465-7580
info@entrex.net